SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------


                                 SCHEDULE 14D-1
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 7)

                                -----------------


                                BERTUCCI'S, INC.
                       (Name of Subject Company [Issuer])

                             NERC ACQUISITION CORP.
                          A WHOLLY-OWNED SUBSIDIARY OF
                           NE RESTAURANT COMPANY, INC.
                                    (Bidder)


                    COMMON STOCK, PAR VALUE $0.005 PER SHARE
                         (Title of Class of Securities)

                                   086063 10 4
                      (CUSIP Number of Class of Securities)

                             -----------------------


                                  DENNIS PEDRA
                                    PRESIDENT
                           NE RESTAURANT COMPANY, INC.
                                80A TURNPIKE ROAD
                        WESTBOROUGH, MASSACHUSETTS 01581
                                 (508) 870-9200
           (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on Behalf of Bidder)

                                 WITH A COPY TO:

                            DAVID L. FINKELMAN, ESQ.
                          STROOCK & STROOCK & LAVAN LLP
                                 180 MAIDEN LANE
                          NEW YORK, NEW YORK 10038-4982
                                 (212) 806-5400

          NERC Acquisition Corp., a Massachusetts corporation ("Purchaser"), and NE Restaurant Company, Inc., a Delaware corporation ("Parent"), hereby further amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), filed with the Securities and Exchange Commission on May 20, 1998, with respect to Purchaser's offer to purchase all of the outstanding shares of Common Stock, par value $0.005 per share (the "Shares"), of Bertucci's, Inc., a Massachusetts corporation (the "Company"), not presently owned by Parent, at a purchase price of $10.50 per Share, net to the seller in cash, without interest thereon. All capitalized terms used herein shall have the meaning set forth in the Schedule 14D-1 or the Offer to Purchase dated May 20, 1998, except as may otherwise be provided herein.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          (a)-(b) The information set forth in Paragraphs (a)-(b) of Item 4 is hereby amended and supplemented by the following:

          On July 13, 1998, Parent entered into an agreement (the "Purchase Agreement") for the sale to Chase Securities Inc. and BancBoston Securities Inc., as initial purchasers, of $100 million principal amount of Senior Notes. The sale of the Senior Notes, which is being made in reliance on Rule 144A and other registration exemptions under the Securities Act of 1933, as amended (the "Securities Act"), to institutional investors, is scheduled to close on Monday, July 20, 1998.

          The Senior Notes will be senior unsecured obligations of Parent and will rank PARI PASSU in right of payment with all present and future senior indebtedness of Parent and senior in right of payment to any subordinated indebtedness of Parent. The Senior Notes will bear interest at a rate of 10.75% per annum and will mature on July 15, 2008. The Senior Notes are redeemable at the option of Parent after five years at redemption prices equal to 105.375% of the principal amount, if redeemed during the 12-month period commencing on July 15, 2003, and declining annually thereafter to 100% of the principal amount on July 15, 2006 and thereafter, plus accrued and unpaid interest. In addition, subject to certain requirements, prior to July 15, 2001, 35% of the original aggregate principal amount of the Senior Notes may be redeemed by Parent with the net cash proceeds of one or more equity offerings at a redemption price equal to 110.75% of the principal amount thereof, plus accrued and unpaid interest thereon. The Senior Notes will be fully and unconditionally guaranteed by certain of Parent's subsidiaries. The Senior Notes will not be subject to any sinking fund requirements. Upon the occurrence of a "Change of Control" of Parent, Parent will be required to offer to purchase the Senior Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the purchase date.

          The Indenture governing the Senior Notes will contain covenants customary for securities of this nature that will limit the ability of Parent and its subsidiaries to, among other things, (i) incur additional indebtedness,
(ii) pay dividends and other restricted payments, (iii) make investments, (iv) create liens, (v) sell assets, (vi) enter into transactions with affiliates and
(vii) enter into mergers or consolidations involving Parent.

          The closing of the sale of the Senior Notes, which as noted above is scheduled to occur on Monday, July 20, 1998, is subject to satisfaction of certain conditions customary for transactions of this nature. If the purchase of the Shares in the Offer and the Merger are not thereafter consummated by July 31, 1998, Parent is required to redeem the Senior Notes, using the net proceeds of the sale thereof which are to be deposited in escrow plus additional funds provided by Parent, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest.

          The Senior Notes have not been registered under the Securities Act or any securities laws of any state or other jurisdiction and may not be offered or sold in the United States or any state or other jurisdiction absent registration or an applicable exemption from registration requirements.

          A press release relating to the foregoing is filed as Exhibit (a)(13) to the Schedule 14D-1 and is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.


          (f) (i) The information set forth in Paragraph (f) of Item 10 is hereby amended and supplemented by the following:

          Purchaser hereby amends the Offer to extend the date on which the Offer expires so that the Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Monday, July 20, 1998, unless the Offer is further extended. A press release relating to the foregoing is filed as Exhibit
(a)(13) to the Schedule 14D-1 and is incorporated herein by reference.

          (ii) The information set forth in Paragraph (f) of Item 10 is hereby amended and supplemented by adding to the information set forth in Section 5 ("Certain United States Federal Income Tax Consequences") of the Offer to Purchase the following:

          Congress recently passed the Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 Act"), which is awaiting signature by the President. If enacted in its current form, the 1998 Act would eliminate the requirement that an individual stockholder hold its stock for more than 18 months in order to benefit from the 20% preferential maximum capital gains rate. The 20% preferential maximum capital gains rate would be available to an individual stockholder so long as the stock surrendered for cash pursuant to the Offer or the Merger was held for more than one year.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

          Item 11 is hereby amended by adding thereto the following exhibit:

          (a)(13) Text of Press Release issued by Parent on July 13, 1998.

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated: July 13, 1998



                                     NE RESTAURANT COMPANY, INC.



                                     By:  /S/ PAUL V. HOAGLAND
                                          Paul V. Hoagland
                                          Executive Vice President


                                     NERC ACQUISITION CORP.



                                     By: /S/ PAUL V. HOAGLAND
                                         Paul V. Hoagland
                                         Executive Vice President

                                  EXHIBIT INDEX


EXHIBIT NO.                DESCRIPTION

(a)(13)    Text of Press Release issued by Parent on July 13, 1998.